1) Please note that both in the "Summary" and in the "Plan of Operations" the following language has been added:

"AT THE PRESENT TIME, OUR PRESIDENT LARYSA DEKHTYARUK HAS AGREED TO LOAN THE COMPANY MONEY IF NECESSARY. THIS OFFER IS NOT A GUARANTEE TO PROVIDE FUNDS AND THE AMOUNT REQUIRED BY THE COMPANY MAY BE IN EXCESS OF THE LENDING CAPABILITIES OF MS. DEKHTYARUK."

2) Please see comment 1

3) The following addition has been made:

"AT THIS TIME WE ESTIMATE $14,000 WILL BE NEEDED TO OPERATE FOR THE NEXT SIX MONTHS AND $29,000 WILL BE NEEDED TO OPERATE FOR A FULL 12 MONTHS."

4) The following addition has been made:

"THE COMPANY'S OFFICERS AND DIRECTORS ARE CURRENTLY TAKING NO SALARY. INVESTORS SHOULD FACTOR IN ANY FUTURE SALARIES WHEN CONSIDERING FUTURE PROFITABILITY OF THE COMPANY."

5) The following addition has been made:

"(DATE OF EXPIRATION WILL BE PROVIDED FOR THIS CONTINUOUS OFFERING ONCE KNOWN)"

6) Language has been revised to provide a more accurate description of the current state of the Company. Phrases such as "We are" and "Our services" have been changed to "We intend" and other language that shows we have not yet begun operations.

7) To date the steps taken to implement operations include the contact of a web designer and the purchase of advertising space. Both of these steps have been disclosed in the Registration Statement.

8) Language referring to discussions of cities and any opinions on these cities have been removed.

9) The following addition has been made:

"WE INTEND TO ATTRACT CLIENTS FROM THE GOVERNMENT PROVIDED, AND OFTEN FREE, COMPETITION BY PROVIDING SERVICES OF A HIGHER QUALITY AND WITH A MORE PERSONALIZED APPROACH TO OUR CLIENTS. WE WILL WORK WITH OUR CLIENTS TO ASSURE THEIR ENTIRE TRIP GOES AS PLANNED. THIS MEANS NOT ONLY SUGGESTING DESTINATIONS AND HOTELS, BUT BOOKING AND ARRANGING ALL THE DETAILS FOR A VARIETY OF EVENTS."

10) Agreement has been filed as an exhibit.

11) The following addition has been made before and after cost estimates are provided.

"ALL COSTS ARE MANAGEMENTS OWN ESTIMATES AND IT IS POSSIBLE ACTUAL COSTS WILL DIFFER MATERIALLY FROM THOSE RECORDED IN THIS REGISTRATION STATEMENT."

12) The following addition has been made: (note that conversion is 7.5 US Dollars to 1 Ukrainian hryven)

"THE COST ASSUMPTIONS ARE BASED ON A 40 HOUR WORK WEEK AND A SALARY OF 1,200 UKRANIAN HRYVEN PER MONTH (APPROXIMATELY DOUBLE THE MINIMUM WAGE REQUIREMENT IN THE COUNTRY).

13) The following addition has been made:

"ON JULY 25, 2008 THE COMPANY'S PRESIDENT LARYSA DEKHTYUK HAD LOANED THE COMPANY $1,100. THE LOAN IS NON-INTEREST BEARING, DUE UPON DEMAND AND UNSECURED."

14) Bylaws have been refilled in their entirety.